(A development stage company)

FIRST QUARTER REPORT

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2007

Unaudited (prepared by management)

Stated in Canadian dollars

Notice to Reader

These interim financial statements of Miranda Gold Corp. have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.  In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these interim financial statements, notes to financial statements and the related quarterly Management Discussion and Analysis.

MIRANDA GOLD CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2007

The following discussion is management’s assessment and analysis of the results of operations and financial conditions (“MD&A”) of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying unaudited interim financial statements and related notes thereto for the three months ended November 30, 2007 and with the audited financial statements for the years ended August 31, 2007 and 2006 all of which are available at the SEDAR website at www.sedar.com.

The financial information in this MD&A is derived from the Company’s financial statements prepared in accordance with Canadian generally accepted accounting principles and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Containing information as at January 23, 2008 except as indicated.

Forward looking statements

This MD&A contains certain forward-looking statements related to, among other things, expected future events, future spending levels and the future financial and operating results of the Company.  Forward-looking statements are encouraged to enhance communication but are subject to inherent risks and uncertainties including but not limited to, market and general economic conditions, changes arising as drilling results are received, changes in regulatory environments affecting the Company and the availability and terms of subsequent financings.  Other risks and uncertainties are detailed below.  Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward looking statements for a wide variety of reasons.

Overall Performance

Description of Business and Overview of Projects

Miranda is in the natural resource sector engaged in the acquisition, exploration and, given the proper situation, development of mineral properties.  The Company’s primary focus is on gold exploration. The Company has varying interests in a number of mineral properties, mostly located in Nevada, and is dominantly, but not exclusively, focused on the Cortez Trend.  The Company’s preferred approach is to joint venture its properties to other companies for more advanced exploration and development.

Presently the Company has 15 gold exploration projects in various stages of exploration. All but one of the projects is in Nevada.  These projects include the Redlich project located in Esmeralda County; the Red Canyon, Fuse (East and West), Red Hill, Coal Canyon, BPV, CONO, ETTU and DAME projects located in Eureka County; the Horse Mountain project located in Lander County; the Iron Point and PPM projects located in Humboldt County; and the Angel Wings property located in northern Elko County. The Lookout property is in Tooele County, Utah.

The Company continues to develop exploration models that define favorable areas or potential locations of large sediment-hosted gold systems based on a geologic understanding of recent developments on the Cortez Trend.  Complementing Miranda's efforts to identify direct extensions of the Cortez Trend southeast into the Horse Creek Valley-Pine Valley area, the Company is utilizing Geographic Information Systems (GIS) and regional geological, geophysical and geochemical databases to identify other discrete mineral belts that might be as significant as the Cortez Trend.

Miranda Gold Corp.

Management Discussion and Analysis for the three months ended November 30, 2007

Containing information as at January 23, 2008

The Company has built a track record of successful project definition and acquisitions.  The Company shares project risk by joint venturing properties thus providing shareholders exposure to numerous gold exploration projects while at the same time conserving the treasury.

The Company’s MD&A, as filed on the Company’s web site and on SEDAR and EDGAR for the year ended August 31, 2007 provided information on the Company’s activities up to December 14, 2007.

Updates since that date include:

Red Canyon, Eureka County

•

The Company’s Red Canyon exploration project is under a July 12, 2006 exploration and option to joint venture agreement with Romarco Minerals Inc.

•

Romarco began a reverse circulation drilling program in early November 2007 and by late December 2007 they had completed 6,070 feet of reverse-circulation drilling in eight holes.

•

The holes were selected to drill test several “Carlin-Style” disseminated gold targets based on surface mapping, soil geochemistry and interpretation of pre-existing drilling.  Results include 85 feet of 0.046 ounce gold per ton in drill hole ROM07-01 at the Ice Prospect.  Please see the Company’s press release on January 15, 2008 for the full results of the program.

•

The gold intercept in ROM07-01 is approximately 145 feet southwest of KR-001, a Kennecott drill hole completed in 2000 on the property with 95 feet of 0.117 ounce gold per ton from 20 to 115 feet.  Mineralization occurs in oxidized and silicified lower-plate limestone, with barite and elevated levels of arsenic, antimony and mercury.   Drill holes ROM07-02, ROM07-03 and ROM07-04 also penetrated silicified limestone, but failed to expand gold mineralization in a southeast direction.  Drill data compilation indicates the exploration potential remains open to the northeast and south in areas covered by post mineral volcanic rocks and alluvium.  The northeast exploration potential is supported by other existing drill holes, structural contouring, a geochemical evaluation and gravity data.

•

Drill holes ROM07-05 and ROM07-06 were sited at the Gexa Knob Prospect to evaluate the disseminated gold potential along a silicified and barite rich fault zone.  ROM07-05 was drilled across the fault to test for near-surface mineralization and ROM07-06 was drilled deeper to test for down dip mineralization.  The target zone in ROM07-06 was not intersected and it remains untested beneath the bottom of the hole. Significant assays were limited to 10 feet of 0.012 ounces of gold in ROM07-06.

•

ROM07-07 offset a 2005 Newmont drill hole that intersected deep oxidation, silicification and elevated pathfinder elements at 1,150 feet.  The hole intersected thin zones of alteration and anomalous gold mineralization, but failed to reach the target horizon.  The drill rig used for this hole, although ideal for holes less than 1,000 feet, was not capable of thoroughly testing this target but was the only rig available at the time.

•

The final hole, ROM07-08 at the Fire Prospect, was a short angle hole to test mineralization in and proximal to an exposed lamprophyre dike. These altered dikes are similar to those documented in and around the Pipeline and Cortez Hills deposits, and at Miranda-Barrick’s Red Hills project.  The hole ended prematurely due to poor drilling conditions.  Significant gold was not intersected.

Miranda Gold Corp.

Management Discussion and Analysis for the three months ended November 30, 2007

Containing information as at January 23, 2008

•

Miranda and Romarco geologists will continue evaluating these new drill results in conjunction with existing geologic data.  The identification of additional drill targets is anticipated.

•

The Red Canyon project area covers 7.7 square miles consisting of 237 unpatented lode mining claims. The property adjoins U.S. Gold's Tonkin Springs property to the east.  The project covers an erosional "window" that exposes altered, brecciated and silicified lower plate carbonate rocks that are age equivalent to the host rocks at the Cortez Hills discovery. Drilling in 2005 by Newmont Mining Corporation, Miranda’s previous funding partner identified an extensive hydrothermal system between the Ice and Gexa target areas. Newmont’s holes encountered deep oxidation, moderate to strong silicification and select intervals of fluidized breccias.  These alteration features combined with elevated gold confirm the presence of a deeper, previously unrecognized Carlin-style gold system.

Red Hill, Eureka County, Nevada

•

The Company’s Red Hill exploration project is under an October 27, 2004 exploration and option to joint venture agreement with Barrick Gold Exploration Inc

•

In late October 2007 Barrick’s reverse-circulation drill program commenced.

•

Barrick reported that the reverse circulation drill program consisted of 11,765 feet of drilling in 6 holes.  All assay results are pending.  Drilling stepped-out from BRH-013, a hole completed in 2006 that intersected 80 feet of 0.146 ounces of gold per ton from 1,920 to 2,000 feet. This intercept included a 45 foot interval of 0.237 ounces of gold per ton between 1,920 feet and 1,965 feet. Mineralization in BRH-013 is associated with high levels of arsenic, antimony, mercury and thallium. These features and the presence of altered igneous dikes indicate that a Carlin-style gold system is present at Red Hill.

•

Barrick's drilling at Red Hill is part of a larger campaign near BRH-013 that includes drilling on lands adjoining to the west.

Qualified Person

The data disclosed in this MD&A have been reviewed and verified by Company President and CEO Ken Cunningham (M.Sc. and Registered Professional Geologist), a "qualified person" as that term is defined in National Instrument 43-101.

Measurements

Imperial units of measure have been used in this MD&A.  To convert Imperial measurements to metric equivalents divide by:

Short tons to tonnes	1.10231
Ounces (troy) to kilograms	32.150
Ounces (troy) to grams	0.03215
Ounces (troy) / short ton to grams/tonne	0.02917
Acres to hectares	2.47105
Miles to kilometres	0.62137
Feet to meters	3.28084

Miranda Gold Corp.

Management Discussion and Analysis for the three months ended November 30, 2007

Containing information as at January 23, 2008

Restatement of comparative periods

During the year ended August 31, 2007, the Company changed its accounting policy for mineral property exploration and development expenditures.  In prior years, the Company capitalized the acquisition cost of mineral properties and deferred exploration and development expenditures directly related to specific mineral properties, net of recoveries received.  Under the new policy, exploration and development expenditures are expensed while acquisition expenditures continue to be capitalized.

The impact of this change was to increase the deficit by $361,249 as at September 1, 2007.  In addition, as at November 30, 2006 mineral properties was reduced by $33,205, and the loss for the three months ended November 30, 2006 was increased by $33,205 ($0.00 per share). These changes have been applied retroactively to comparative financial statements.

Results of Operations for the three months ended November 30, 2007

The Company incurred a net loss of $1,119,934 for the three months ended November 30, 2007 (2006 - $627,967).

Expenses for the three months ended November 30, 2007 were $1,348,981 (2006 - $729,524). When comparing the expenses on a cash basis by eliminating the non-cash charges for amortization and stock based compensation expense, the cash expenses for the same three month periods are $479,683 (2006 - $409,267).  The difference of $70,416 for the comparative periods was 17% higher.

The more significant differences between the periods follow:

Investor relations costs have increased as the Company has increased its market awareness program. Investor relations costs were $102,106 for the three months ended November 30, 2007 (2006 - $60,310). The Company is continuing its aggressive market awareness campaign which is overseen by Miranda’s full time manager of investor relations with the full participation of the President.

In the three months ended November 30, 2007 the Company received mineral property option payments totaling $98,923.  In accordance with the Company’s accounting policy, option payments received are credited to the individual project’s mineral property costs before any remaining portion is recognized as revenue.  In the three months ended November 30, 2006 in addition to the $39,674 reported as revenue the Company recovered an additional $44,175 of option payments against mineral property costs.

The Company’s projects are at the exploration stage and have not yet generated any revenue from production to date. Net losses have increased over the past several years as a result of administrative and joint venture monitoring costs associated with the increase of activity and the Company acquiring several additional mineral projects.

The consolidated interim financial statements show all acquisition costs to date and readers should refer to the notes to the financial statements for details regarding all the joint venture agreements for each of the Company’s properties.

Miranda Gold Corp.

Management Discussion and Analysis for the three months ended November 30, 2007

Containing information as at January 23, 2008

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Nov 30 2007 $	August 31 2007 $	May 31 2007 $	Feb 28 2007 $	Nov 30 2006 $	Aug 31 2006 $	May 31 2006 $	Feb 28 2006 $
Revenue	229,047	283,212	80,175	57,304	66,672	170,076	53,593	27,938
Loss for the period	(1,119,934)	(701,667)	(1,063,642)	(704,012)	(594,762)	(470,339)	(846,191)	(285,602)
Basic and diluted loss per share	(0.03)	(0.02)	(0.03)	(0.02)	(0.02)	(0.01)	(0.02)	(0.01)

The effect of the change in accounting policy to expense all exploration expenses instead of capitalizing them was taken in the fourth quarter of fiscal year 2006 and 2007 and the first three quarters of each fiscal year has not been restated.

The Company is an exploration company. At this time any issues of seasonality or market fluctuations have no impact.  The Company currently defers its mineral property costs.  The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury determines the levels of exploration.

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company applies the joint venture business model to its operations.  Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and then seeks a joint venture partner to fund the exploration of the project to earn an interest.  In some agreements the Company receives common stock and/or cash option payments as a portion of the joint venture partner’s cost to earn an interest.

The Company has no revenue from mining to date and does not anticipate mining revenues in the foreseeable future. The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.  The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

The Company began the 2008 fiscal year with cash and cash equivalents of $7,481,150.   In the three months ended November 30, 2007 the Company expended $293,633 to operating activities and $50,123 to investing activities and received $5,258,903 from financing activities to end the quarter on November 30, 2007 with $12,396,297 in cash and cash equivalents.

Miranda Gold Corp.

Management Discussion and Analysis for the three months ended November 30, 2007

Containing information as at January 23, 2008

On October 5, 2007 Miranda closed a $4,683,000 non-brokered private placement.  A total of 4,460,000 units at $1.05 per unit (the “Unit”) were issued.  Global NR Holding SA, a Luxembourg based holding company which is controlled by the Lundin Family purchased 2,400,000 Units and Exploration Capital Partners 1998-B Limited Partnership which is controlled by The Rule Family Trust purchased 1,465,000 Units.  Insiders and other investors purchased the remaining 595,000 Units.  Each Unit consisted of one common share (a “Share”) and one non-transferable common share purchase warrant (a “Warrant”).  Each Warrant will entitle the holder thereof to purchase one additional Share for a period of two years at a purchase price of $1.50 per Share.  If, after the expiry of all resale restrictions, the volume-weighted average Share price of Miranda is $2.10 or greater on the TSX Venture Exchange for any consecutive 10 days of trading, Miranda may, at its discretion, provide notice of an earlier expiry date of the Warrants, in which case the Warrants shall expire 30 business days after giving such notice.

During the three months ended November 30, 2007 the Company raised a total of $635,375 cash proceeds from the exercise of 552,500 share purchase warrants

At January 23, 2008 the Company had 4,751,000 outstanding share purchase warrants which if all are exercised will raise $7.1 million. In addition the Company has 5,668,750 outstanding stock options that as they vest, and depending on the Company’s share price, would be expected to be exercised and would contribute additional cash to the treasury.

The Company has sufficient cash to meet its obligations as they come due.

Transactions with Related Parties

The Company incurred charges with directors and officers of the Company and companies with common directors and officers as follows:

		Three months ended November 30, 2007	Three months ended November 30, 2006
Senate Capital Group Inc. – a company controlled by Dennis Higgs	Office rent, telephone, secretarial and office services	$-	$7,526
Ubex Capital Inc. – a company controlled by Dennis Higgs	Management Fees	$7,500	$15,000
Golden Oak Corporate Services Ltd. – a company owned by Doris Meyer	Consulting fees – bookkeeping, accounting, financial reporting services Out-of-pocket reimbursement for Miranda share of office supplies and expenses, telephone, postage and courier	$21,000 $1,131	$16,500 $1,185

Miranda Gold Corp.

Management Discussion and Analysis for the three months ended November 30, 2007

Containing information as at January 23, 2008

These transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed to by the related parties.  All contracts may be terminated on 90 days notice by either party.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of exploration costs are described Schedule 1 to the interim unaudited financial statements for the three months ended November 30, 2007.

Outstanding Share Data as at January 23, 2008

Authorized: an unlimited number of common shares without par value.

As at January 23, 2008, issued and outstanding share capital is:

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Stock Options
November 30, 2007	44,825,760	4,736,000	5,668,750
Share purchase warrants issued	-	15,000	-

Balance January 23, 2008	44,825,760	4,751,000	5,668,750

Risks

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge, and careful evaluation fail to overcome. Exploration activities seldom result in the discovery of a commercially viable mineral resource. Exploration activities are also expensive. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Disclosure and Internal Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company. Based on an evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this MD&A, management believes such controls and procedures are effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

The Chief Executive Officer and Chief Financial Officer have designed the internal controls over financial reporting, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

During the three month period ending November 30, 2007, there has been no change in the Company’s internal control over financial reporting that have materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Miranda Gold Corp.

Management Discussion and Analysis for the three months ended November 30, 2007

Containing information as at January 23, 2008

Corporate Governance

The Company’s management is held accountable to the Board of Directors (“Directors”), each member of which is elected annually by the shareholders of the Company.  The Directors are responsible for reviewing and approving the annual audited financial statements and MD&A.  Responsibility for the review and approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of three directors, all of whom are independent of management.  Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards.  The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOVEMBER 30, 2007

(Unaudited)

These unaudited consolidated financial statements have not been reviewed by the Company’s auditor.

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM BALANCE SHEETS

(Stated in Canadian Dollars)

	November 30, 2007 unaudited)	August 31, 2007 (unaudited)

ASSETS

Current
Cash and cash equivalents	$12,396,297	$7,481,150
Amounts receivable	367,451	292,763
Marketable securities (Note 4)	160,000	55,000
Advances and prepaid expenses	50,774	80,888

	12,974,522	7,909,801

Equipment (Note 5)	118,563	118,385
Mineral properties (Note 6)	296,342	256,773
	$13,389,427	$8,284,959

LIABILITIES

Current
Accounts payable and accrued liabilities	$88,374	$86,797

SHAREHOLDERS' EQUITY

Share capital (Note 7)	23,755,507	18,589,310
Contributed surplus (Note 7)	3,953,432	3,001,804
Accumulated other comprehensive income	105,000	-
Accumulated deficit during the exploration stage	(14,512,886)	(13,392,952)
	13,301,053	8,198,162
	$13,389,427	$8,284,959

Nature of Operations (Note 1)
Commitments (Note 8)
Subsequent Events (Notes 6 and 10)

Approved on behalf of the Board of Directors:

“Kenneth Cunningham”	“G. Ross McDonald”
Director	Director

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)

	THREE MONTHS ENDED NOVEMBER 30
	2007	2006
	(unaudited)	(unaudited)
		(restated Note 3)
Revenue
Management fees earned	$18,000	$1,673
Mineral property income	98,923	39,674
Interest	112,124	66,672
	229,047	108,019
Expenses
Amortization	10,376	7,465
Consulting	7,970	15,039
Interest and foreign exchange	20,221	(10,754)
Insurance	8,237	9,032
Investor relations	102,106	60,310
Office rent, telephone, secretarial, sundry	30,413	36,089
Professional fees	5,073	8,025
Management fees	21,000	16,500
Property exploration costs (Schedule 1)	79,863	88,292
Stock based compensation	858,922	312,792
Travel and business promotion	48,344	20,153
Transfer agent and regulatory fees	10,977	9,985
Wages and benefits	145,479	156,596
Wages and benefits	-	6,462
	1,348,981	735,986

Net loss	$(1,119,934)	$(627,967)
Increase in unrealized holding gains on marketable securities	44,690	-
Comprehensive loss	$(1,075,244)	$(627,967)
Basic and diluted loss per share	$(0.03)	$(0.02)
Weighted average number of shares* outstanding	42,929,134	32,396,455

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

	THREE MONTHS ENDED NOVEMBER 30
	2007	2006
	(unaudited)	(unaudited)
		(restated Note 3)
Cash flows to operating activities
Net loss for period	$(1,119,934)	$(627,967)
Amortization	10,376	7,465
Accrued interest income	(184,488)	-
Write-off of abandoned mineral properties	-	6,462
Stock based compensation	858,922	312,792
Change in non-cash working capital items:
Accounts receivable	109,800	(23,384)
Prepaid expenses	30,114	(6,104)
Accounts payable and accrued liabilities	1,577	(18,748)
	(293,633)	(349,484)

Cash flows to investing activities
Mineral property option payments received	-	44,175
Equipment purchases	(10,554)	(13,520)
Mineral property acquisitions	(39,569)	(78,219)
	(50,123)	(47,564)

Cash flows from financing activities
Issue of share capital	5,584,550	70,813
Share issue costs	(325,647)	-
	5,258,903	70,813
Increase (decrease) in cash and cash equivalents	4,915,147	(326,235)
Cash and cash equivalents, beginning of period* beginning of period	7,481,150	6,449,367
Cash and cash equivalents, end of period	$12,396,297	$6,123,132

Non-cash investing and financing activities
Fair value of stock options and warrants exercised	$-	$51,065
Fair value of share purchase warrants issued in *finder's fee unit	92,706	-

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in Canadian Dollars)

	Number of Shares	Share capital	Contributed Surplus	Accumulated other comprehensive income	Accumulated deficit during the exploration stage	Total Shareholders' equity
Balance, August 31, 2007	39,559,760	$ 18,589,310	$ 3,001,804	$ -	$ (13,392,952)	$ 8,198,162
Adjustment for adoption of accounting policy (Note 2)				60,310		60,310
Balance, August 31, 2007, as restated	39,559,760	18,589,310	3,001,804	60,310	(13,392,952)	8,258,472

Share issues:
Private placement	4,460,000	4,683,000				4,683,000
Finders' fee	253,500	266,175	92,706			358,881
Share issue costs	-	(418,353)				(418,353)
Exercise of warrants	552,500	635,375	-			635,375
Stock based compensation			858,922			858,922
Net loss					(1,119,934)	(1,119,934)
Increase in unrealized holding gains on marketable securities				44,690		44,690

Balance, November 30, 2007	44,825,760	$ 23,755,507	$ 3,953,432	$ 105,000	$ (14,512,886)	$ 13,301,053

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

SCHEDULE 1

PROPERTY EXPLORATION COSTS

(Stated in Canadian Dollars)

	Period ending November 30, 2007
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 129,543	$ (129,543)	$ -
BPV	349	-	349
Coal Canyon	918	-	918
CONO	618	-	618
DAME	19,813	-	19,813
ETTU	239	-	239
General exploration	53,336		53,336
Horse Mountain	979	-	979
Iron Point	30,839	(30,839)	-
PPM	16,728	(16,728)	-
Red Canyon	13,965	(13,965)	-
Red Hill	1,260	-	1,260
Redlich	10	-	10
	268,597	(191,075)	77,522
Utah:
Lookout	2,341	-	2,341

Property exploration costs	$ 270,938	$ (191,075)	$ 79,863

	Period ending November 30, 2006
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 838	$ -	$ 838
Coal Canyon	16,722	(16,722)	-
CONO	2,089	-	2,089
DAME	4,421	-	4,421
ETTU	718	-	718
Falcon	950	-	950
General exploration	41,788	-	41,788
Horse Mountain	-	-	-
Iron Point	2,532	-	2,532
PPM	2,674	-	2,674
	72,732	(16,722)	56,010
Utah:
Lookout	32,282	-	32,282

Property exploration costs	$ 105,014	$ (16,722)	$ 88,292

See notes to consolidated interim financial statements

Miranda Gold Corp.

Notes to the interim Consolidated Financial Statements

November 30, 2007 and 2006

1.

NATURE OF OPERATIONS

Miranda Gold Corp. (the “Company”) is incorporated in British Columbia, Canada, and is in the business of acquiring and exploring mineral properties in the western United States and has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts spent for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. To date the Company has not earned significant revenues and is considered a company in the development stage. Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

As at November 30, 2007, the Company had an accumulated deficit of $14,512,886 and working capital of $12,886,148.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated interim financial statements for the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.   The interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements including the notes thereto for the year ended August 31, 2007 which may be found on www.sedar.com.

New accounting standards:

Effective January 1, 2007, the Company adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA).

These accounting policy changes were adopted on a prospective basis on September 1, 2007 with no restatement of prior period financial statements.

The new standards and policies are as follows:

a)

Financial Instruments - Recognition and Measurement.

In accordance with this new standard the Company now classifies all financial instruments as held to maturity, available for sale, held for trading or loans and receivables.  Financial assets classified as held to maturity, loans and other receivables and financial liabilities other than those held for trading are measured at amortized cost.  Available for sale financial instruments are measured at fair market value with unrealized gains and losses recorded in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the income statement for the period.

b)

Comprehensive Income

The standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income (“OCI”).  The Company financial statements now include a Statement of Comprehensive Loss, which includes the components of comprehensive income.

Miranda Gold Corp.

Notes to the interim Consolidated Financial Statements

November 30, 2007 and 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

For the Company, OCI is comprised of the unrealized gains on its marketable security investments.

Cumulative changes in OCI are included in accumulated other comprehensive income which is presented as a new category within shareholders’ equity on the balance sheet.

c)

Hedges

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed.  As at November 30, 2007 the Company has not designated any hedging relationships.

The adoption of the new standards had no material impact on the Company’s financial statements on or before August 31, 2007, on transition at September 1, 2007 or in the three months ended November 30, 2007.

3.

RESTATEMENT

During the year ended August 31, 2007, the Company changed its accounting policy for mineral property exploration and development expenditures.  In prior years, the Company capitalized the acquisition cost of mineral properties and deferred exploration and development expenditures directly related to specific mineral properties, net of recoveries received.  Under the new policy, exploration and development expenditures are expensed while acquisition expenditures continue to be capitalized.

The impact of this change was to increase the deficit by $361,249 as at September 1, 2007.  In addition, as at November 30, 2006 mineral properties was reduced by $33,205, and the loss for the three months ended November 30, 2006 was increased by $33,205 ($0.00 per share). These changes have been applied retroactively to comparative financial statements.

4.

MARKETABLE SECURITIES

	November 30, 2007	November 30, 2006
250,000 common shares of Golden Aria Corp. (a reporting U.S. company) (November 30, 2006 – 250,000) No value was ascribed to these shares on receipt as there was no basis for determining fair value at that time. The fair value at August 31, 2007 was $52,810.	$100,000	$-
250,000 common shares of Romarco Minerals Inc. (a TSX.V listed company) received in fiscal year 2007. The fair value at August 31, 2007 was $7,500.	60,000	-
200,000 common shares of White Bear Resources Inc. (a private Canadian company) received in fiscal year 2007. No value was ascribed to these shares on receipt or at November 30, 2007 as there is no basis for determining fair value.	-	-
	$160,000	$-

The Company sold all of its common shares of Gulf Coast Oil & Gas (formerly Otish Mountain Diamond Company) in fiscal year 2006.

Miranda Gold Corp.

Notes to the interim Consolidated Financial Statements

November 30, 2007 and 2006

5.

EQUIPMENT

	November 30, 2007			August 31, 2007
	Cost	Accumulated amortization	Net Book Value	Net Book Value

Computer equipment	$ 83,072	$ (39,224)	$ 43,848	$ 47,519
Computer software	8,697	(1,098)	7,599	-
Furniture and fixtures	13,035	(6,817)	6,218	7,792
Field equipment	131,261	(70,363)	60,898	63,074
	236,065	(117,502)	118,563	118,385

6.

MINERAL PROPERTIES

note		August 31, 2007	Additions	Recoveries	November 30, 2007
	Nevada:
a	Redlich	$ -	-	-	$ -
b	Red Canyon	-	-	-	-
c	BPV	11,325	-	-	11,325
c	CONO	11,325	-	-	11,325
d	Coal Canyon	11,325	-	-	11,325
e	Red Hill	-	-	-	-
f	Fuse	-	-	-	-
g	ETTU	25,925	-	-	25,925
h	Horse Mountain	-	39,569	-	39,569
i	DAME	72,584	-	-	72,584
j	Iron Point	63,555	-	-	63,555
k	Angel Wings	60,734	-	-	60,734
l	PPM	-	-	-	-

	Utah:
m	Lookout	-	-	-	-

	Mineral properties	$ 256,773	$ 39,569	$ -	$ 296,342

Miranda Gold Corp.

Notes to the interim Consolidated Financial Statements

November 30, 2007 and 2006

6.

MINERAL PROPERTIES (continued)

note		August 31, 2006	Additions	Recoveries	August 31, 2007
	Nevada:
a	Redlich	$ -	$ 26,100	$ (26,100)	$ -
b	Red Canyon	33,488	-	(33,488)	-
c	BPV	-	11,325	-	11,325
c	CONO	-	11,325	-	11,325
d	Coal Canyon	-	11,325	-	11,325
e	Red Hill	-	-	-	-
f	Fuse	28,015	-	(28,015)	-
g	ETTU	25,925	-	-	25,925
h	Horse Mountain	12,855	-	(12,855)	-
i	DAME	72,584	-	-	72,584
j	Iron Point	86,095	-	(22,540)	63,555
k	Angel Wings	55,264	39,444	(33,974)	60,734
l	PPM	10,468	-	(10,468)	-

	Utah:
m	Lookout	-	-	-	-

	Mineral properties	$ 324,694	$ 99,519	$ (167,440)	$ 256,773

a)

Redlich Property, Esmeralda County, Nevada

On January 23, 2003 (amended April 9, 2003, May 28, 2003 and December 9, 2003) the Company entered into an option agreement to acquire the Redlich property on completion of the following payment schedule.  The owner retained a 3% Net Smelter Return (NSR) royalty. Upon completion of a bankable feasibility study, the Company has the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

Option Due Dates	Cash consideration to be paid to Optionor US$	Two year share purchase warrants to be issued to Optionor	Exploration Expenditures US$
Prior to August 31, 2005 (paid, issued and incurred)	9,750	30,000 @ Cdn$0.40	22,500
January 23, 2006 (paid, issued and incurred)	4,500	11,250 @ Cdn$0.45	22,500
January 23, 2007 (paid, issued and incurred)	7,500	11,250 @ Cdn$0.50	22,500
January 23, 2008 (paid, issued and incurred subsequent)	11,250	15,000 @ Cdn$0.55	30,000
Total consideration	33,000	67,500	97,500

Miranda Gold Corp.

Notes to the interim Consolidated Financial Statements

November 30, 2007 and 2006

6.

MINERAL PROPERTIES (continued)

a)

Redlich Property, Esmerelda County, Nevada (continued)

On March 4, 2004 the Company entered into an exploration agreement with an option to form a joint venture with Newcrest Resources Inc. (“Newcrest”).  Newcrest will earn a 65% interest in the Redlich Property by paying the Company US$165,000 and completing work commitments of US$575,000, payable in stages to January 23, 2008, with a minimum work commitment of US$200,000 per year thereafter until US$1.8 million has been expended by 2012.  A joint venture will be formed upon completion of the earn-in commitments and on completion of a pre-feasibility study.  An additional 10% interest can be earned by completing a positive feasibility study, and up to an 80% interest, at the Company’s election, by providing half of the Company’s portion of the development costs.

Option Due Dates	Cash consideration to be paid to the Company US$	Exploration Expenditures US$
Prior to August 31, 2005 (received and incurred)	75,000	75,000
January 23, 2006 (incurred)	-	150,000
March 4, 2006 (received)	30,000	-
January 23, 2007 (incurred)	-	150,000
March 4, 2007 (received)	30,000	-
January 23, 2008 (incurred)	-	200,000
March 4, 2008	30,000	-
Total	165,000	575,000

b)

Red Canyon Property, Eureka County, Nevada

On November 18, 2003 the Company entered into a 20-year mining lease for the Red Canyon property with a $1,000 purchase option on completion of the following payments and share purchase warrant issues.  The owner retains a NSR royalty of 3% if the price of gold is below US$300 per ounce; 4% if the price of gold is between US$300 and US$400 per ounce; and 5% if the price of gold is over US$400 per ounce. Upon completion of a bankable feasibility study the Company has the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

Mining Lease Due Dates	Cash consideration to be paid to Optionor US$	Two year share purchase warrants to be issued to Optionor
Prior to August 31, 2005 (paid and issued)	25,000	75,000 @Cdn$0.37
November 18, 2005 (paid)	35,000
November 18, 2006 (paid)	40,000	-
November 18, 2007 (paid)	50,000	-
November 18, 2008	50,000	-
November 18, 2009 to 2012 at $75,000 per year	300,000	-
November 18, 2013 to 2023 at $100,000 per year (subject to inflation adjustment beginning in 2019)	1,100,000	-
Total consideration	1,600,000	75,000

Miranda Gold Corp.

Notes to the interim Consolidated Financial Statements

November 30, 2007 and 2006

6.

MINERAL PROPERTIES (continued)

b)

Red Canyon Property, Eureka County, Nevada (continued)

On October 13, 2004, the Company entered into an exploration agreement with an option to form a joint venture with Newmont Mining Corporation (“Newmont”). Newmont paid the Company US$30,000 at the time of signing the agreement and Newmont incurred US$454,603 in exploration expenditures prior to terminating the option on April 10, 2006.

On July 12, 2006 the Company entered into a letter agreement with Romarco Minerals Inc. (“Romarco”).  A definitive agreement was signed October 12, 2006. Romarco may earn a 60% joint venture interest by completing the following project work and underlying property lease and maintenance expenditures and by having delivering 250,000 common shares of Romarco (received January 15, 2007).  The Romarco common shares received had a fair value of $55,000.   On July 20, 2007 Romarco and the Company amended the agreement so that Romarco was obligated to drill 6,000 feet on the property by December 31, 2007 (completed) and pay the underlying lease payment on November 18, 2007 (paid) as well as the claim holding fees (paid).

Romarco may earn an additional 10% interest in the project (for a total of 70% interest) by the completion of a bankable feasibility study within 5 years from its initial earn-in on the Red Canyon project, subject to minimum expenditures of US$1,000,000 per year for the first two years and US$2,000,000 or more for the remaining three years.  If Romarco does not elect to complete a feasibility study, then to retain its interest and earn an additional 10% interest, Romarco shall expend a minimum of US$1,000,000 each year until it has incurred additional expenditures in the cumulative amount of US$20,000,000 upon completion of which Romarco’s interest will be 70% and the Company’s 30%.  If Romarco does not expend the required US$1,000,000 annually it shall be deemed to have elected to withdraw from the joint venture, the joint venture will be terminated and the property shall revert to the Company without Romarco retaining any interest.  Romarco’s expenditures include payment of the underlying option payments as they become due.

Option Due Dates	Stock consideration delivered to the Company	Exploration Expenditures US$
December 31, 2007 – obligation to drill 6,000 feet (completed)	250,000 shares of Romarco	400,000
July 12, 2008		500,000
July 12, 2009		600,000
July 12, 2010		750,000
July 12, 2011		750,000
Total		3,000,000

c)

BPV & CONO Properties, Eureka County, Nevada

On May 27, 2004, the Company entered into two 20-year mining leases for the BPV and CONO properties, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for the following consideration.

Miranda Gold Corp.

Notes to the interim Consolidated Financial Statements

November 30, 2007 and 2006

6.

MINERAL PROPERTIES (continued)

c)

BPV & CONO Properties, Eureka County, Nevada (continued)

Mining Lease Due Dates	Cash consideration to be paid to Lessor for BPV Lease US$	Cash consideration to be paid to Lessor for CONO lease US$
Prior to August 31, 2005 (paid)	12,500	12,500
May 27, 2006 (paid)	6,250	6,250
May 27, 2007 (paid)	10,000	10,000
May 27, 2008	10,000	10,000
May 27, 2009	12,500	12,500
May 27, 2010	15,000	15,000
May 27, 2011 and 2012 - $30,000 each year	60,000	60,000
May 27, 2013 and 2014 - $40,000 each year	80,000	80,000
May 27, 2015 $50,000 and each year thereafter to be adjusted for inflation	500,000	500,000
Total	706,250	706,250

On February 4, 2005 the Company entered into an exploration agreement with an option to form a joint venture with Agnico-Eagle (USA) Ltd (“Agnico”).  Agnico could have earned a 60% interest in the BPV and CONO properties on paying the Company a total of US$355,000 (US$55,000 received) and on expending US$1,500,000 (incurred at least US$50,000) within five years. Agnico terminated the option effective November 30, 2006 and the Company will seek a new funding partner.

d)

Coal Canyon Property, Eureka County, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for the Coal Canyon property, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for the following consideration.

Mining Lease Due Dates	Cash consideration to be paid to Optionor US$
Prior to August 31, 2005 (paid)	12,500
May 27, 2006 (paid)	6,250
May 27, 2007 (paid)	10,000
May 27, 2008	10,000
May 27, 2009	12,500
May 27, 2010	15,000
May 27, 2011 and 2012 - $30,000 each year	60,000
May 27, 2013 and 2014 - $40,000 each year	80,000
May 27, 2015 $50,000 and each year thereafter to be adjusted for inflation	500,000
Total	706,250

Miranda Gold Corp.

Notes to the interim Consolidated Financial Statements

November 30, 2007 and 2006

6.

MINERAL PROPERTIES (continued)

d)

Coal Canyon Property, Eureka County, Nevada (continued)

On April 6, 2005 (amended April 8, 2005) the Company entered into an exploration agreement with an option to form a joint venture with Golden Aria Corp. (“Golden Aria”). Golden Aria could have earned a 60% interest in the Coal Canyon Property by paying the Company a total US$200,000 (US$40,000 received), delivering 250,000 common shares of Golden Aria (received) and by expending US$1,000,000

(incurred at least US$150,000) within five years.  Golden Aria terminated the option effective March 23, 2007 and the Company will seek a new funding partner.

e)

Red Hill Property, Eureka County, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for the Red Hill property, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for the following consideration.

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$
Prior to August 31, 2005 (paid)	18,750
May 27, 2006 (paid)	12,500
May 27, 2007 (paid)	20,000
May 27, 2008	20,000
May 27, 2009	25,000
May 27, 2010	30,000
May 27, 2011 and 2012 - $40,000 each year	80,000
May 27, 2013 and 2014 - $50,000 each year	100,000
May 27, 2015 $60,000 and each year thereafter to be adjusted for inflation	600,000
Total	906,250

On October 27, 2004 (amended November 17, 2005 and April 25, 2006) the Company entered into an exploration agreement with an option to form a joint venture with Barrick Gold Corporation (formerly Placer Dome US Inc) (“Barrick”).  Barrick will earn a 60% joint venture interest in the Red Hill Property on completion of the following payments to the Company and expenditures on the property. Thereafter, Barrick can earn an additional 10% interest by completing a bankable feasibility study within five years or by spending US$15,000,000 over a ten year period.  The joint venture will be formed upon completion of the earn-in period.  After completion of the feasibility study, the Company can request that Barrick arrange the Company’s share of project financing, in which case Barrick will earn an additional 5% interest (for a total 75% interest) in the project, and will recover the Company’s share of this financing from 60% of the Company’s share of net cash flow from operations on the property.  Barrick’s expenditures include payment of half of the underlying lease payments as they become due.

Miranda Gold Corp.

Notes to the interim Consolidated Financial Statements

November 30, 2007 and 2006

6.

MINERAL PROPERTIES (continued)

e)

Red Hill Property, Eureka County, Nevada (continued)

Option Due Dates	Cash consideration to be paid to the Company US$	Exploration Expenditures US$
Prior to August 31, 2005 (received)	40,000	-
October 27, 2005 (received/incurred)	25,000	100,000
October 27, 2006 (received/incurred)	25,000	87,500
October 27, 2007(received/incurred)	100,000	250,000
October 27, 2008	150,000	325,000
October 27, 2009	200,000	1,237,500
Total	540,000	2,000,000

f)

Fuse Property, Eureka County, Nevada

During the year ended August 31, 2004 the Company staked the Fuse East and Fuse West claim group. On September 28 and November 15, 2005 (amended April 25, 2006), the Company entered into exploration agreements with an option to form a joint venture with Barrick.

Barrick can earn a 60% interest in the Fuse East and Fuse West Properties on completion of the following payments to the Company and expenditures on the properties.  An additional 10% interest can be earned by completing a feasibility study within three years of earning the 60% interest and incurring annual work expenditures of US$247,500 and US$22,500 respectively for each property. An additional 5% can be earned by arranging financing for the Company’s share of mine development.  The joint venture will be formed upon completion of the earn-in period.  The option agreement has a minimum duration of two years and a minimum expenditure level within the two years.

Option Due Dates	Cash consideration to be paid to the Company US$	Exploration Expenditures US$	Cash consideration to be paid to the Company US$	Exploration Expenditures US$
	Fuse East		Fuse West
Prior to August 31, 2005	30,000	-	3,000	-
September 28, 2006 (received)	27,000	-	-	-
November 15, 2006 (received)	-	-	3,000	-
September 28, 2007 (received)	36,000	175,000	-	-
November 15, 2007 (received)	-	-	4,000	-
September 28, 2008	45,000	200,000	-	-
November 15, 2008	-	-	5,000	-
September 28, 2009	45,000	402,500	-	-
November 15, 2009	-	-	5,000	-
September 28, 2010	67,500	1,000,000	-	-
November 15, 2010	-	-	7,500	197,500
Total consideration	250,500	1,777,500	27,500	197,500

Miranda Gold Corp.

Notes to the interim Consolidated Financial Statements

November 30, 2007 and 2006

6.

MINERAL PROPERTIES (continued)

g)

ETTU Property, Eureka County, Nevada

In June, 2004, the Company staked claims in Kobeh Valley called the ETTU claims on the south end of the Eureka – Battle Mountain (Cortez) Gold Trend.

h)

Horse Mountain Property, Lander County, Nevada

On November 23, 2004, the Company entered into a 20-year mining lease for the Horse Mountain claims for the following consideration.  The Lessor retained a NSR royalty of 3.5%.

Mining Lease Due Dates	Minimum Advance Royalties payable to Lessor US$	Two year share purchase warrants to be issued to Lessor	Minimum linear feet of drilling
Prior to August 31, 2005 (paid and issued)	30,000	25,000 @ Cdn$0.70
November 23, 2005 (paid)	30,000	-
November 23, 2006 (paid and met)	30,000	-	3,000 feet
November 23, 2007 (paid and met)	40,000	-	1,500 feet
November 23, 2008	40,000	-	1,500 feet
November 23, 2009 and 2010 $50,000 each year	100,000	-	1,500 feet
November 23, 2011	70,000	-
November 23, 2012	80,000	-
November 23, 2013 and each year thereafter adjusted for inflation	1,200,000	-
Total consideration	1,620,000	25,000

On September 2, 2005 the Company entered into an exploration agreement with an option to form a joint venture with Barrick.  On June 27, 2007 Barrick terminated the option after having paid US$60,000 to the Company and having expended US$873,000 in exploration expenditures thereby exceeding its requirements.  Barrick is obligated to pay the annual Bureau of Land Management fees on this property due prior to September 2007 (paid).   The Company will seek a new funding partner for this project.

i)

Dame Property, Eureka County, Nevada

In February 2005, the Company staked claims in Kobeh Valley on the south end of the Battle Mountain-Eureka Trend.

j)

Iron Point Property, Humboldt County, Nevada

In February 2005, the Company staked the "AB OVO" claims in the Iron Point District. During September and October 2005 the Company staked the “JTK” claims and “IP” claims to expand the Iron Point project area.

On June 3, 2005, the Company entered into a 20-year mining lease and option to purchase 28 mining claims, with a sliding production royalty between 2.5% to 3.5% depending on the price of gold, for minimum advance royalty payments to be completed on the following schedule. These claims can be purchased outright for cash consideration between US$1,000,000 to US$2,000,000 depending on the price of gold anytime up to June 3, 2015.

Miranda Gold Corp.

Notes to the interim Consolidated Financial Statements

November 30, 2007 and 2006

6.

MINERAL PROPERTIES (continued)

j)

Iron Point Property, Humboldt County, Nevada (continued)

Mining Lease Due dates	Minimum advance royalty payments to Lessor US$
Prior to August 31, 2005 (paid)	7,000
June 3, 2006 (paid)	10,000
June 3, 2007 (paid)	10,000
June 3, 2008	15,000
June 3, 2009	20,000
June 3, 2010 $25,000 and each year thereafter	400,000
Total	462,000

On November 22, 2006 the Company signed an exploration agreement with option to form joint venture with White Bear Resources, Inc. (“White Bear”) whereby White Bear may earn a 60% interest by paying the Company US$20,000, issuing the Company 100,000 common shares (received) of White Bear and by expending US$2,500,000 over five years.  White Bear may then elect to earn an additional 10% interest by funding a bankable feasibility study or by expending an additional US$10,000,000.  White Bear is a private company and the Company has not assigned a fair value to the White Bear common shares received.  White Bear will issue the Company another 100,000 common shares by January 31, 2008.

Option Due Dates	Cash consideration to be paid to the Company US$	Exploration Expenditures US$
November 22, 2006 (received)	20,000	-
November 22, 2007 (obligation)	-	100,000
November 22, 2008 (obligation)	-	200,000
November 22, 2009	-	500,000
November 22, 2010	-	700,000
November 22, 2011	-	1,000,000
Total	20,000	2,500,000

k)

Angel Wings Property, Elko County, Nevada

In September 2005, the Company staked claims on northern projections of the vein system at Angel Wings.

On October 27, 2005 the Company entered into a 20 year mining lease for 30 mining claims with a private party with a sliding production royalty between 2% to 4% depending on the price of gold, for minimum advance royalty payments to be completed on the following schedule. On December 19, 2006 the Company amended the agreement and increased the size of the lease from 30 mining claims to 87 mining claims.  The Company has the option to buy up to two percentage points of the NSR for US$1,000,000 per percentage point.  However, the NSR shall never drop below 1% regardless of the price of gold.

Miranda Gold Corp.

Notes to the interim Consolidated Financial Statements

November 30, 2007 and 2006

6.

MINERAL PROPERTIES (continued)

k)

Angel Wings Property, Elko County, Nevada (continued)

Mining Lease Due dates	Minimum advance royalty payments to Lessor US$
Prior to August 31, 2005 (paid)	35,000
October 27, 2006 (paid)	35,000
October 27, 2007 (paid)	40,000
October 27, 2008	45,000
October 27, 2009	55,000
October 27, 2010	65,000
October 27, 2011	75,000
October 27, 2012 $85,000 and each year thereafter	1,190,000
Total	1,540,000

On May 15, 2007 the Company signed an exploration agreement with option to joint venture with White Bear whereby White Bear may earn a 60% interest by paying the Company US$30,000, by issuing the Company 100,000 common shares (received) of White Bear and by expending US$2,000,000 over five years.  White Bear may then elect to earn an additional 10% interest by funding a bankable feasibility study or by expending an additional US$10,000,000.  White Bear may then elect to earn an additional 10% interest by completing financial and work milestones. White Bear is a private company and the Company has not assigned a fair value to the White Bear common shares received.

Option Due Dates	Cash consideration to be paid to the Company US$	Exploration Expenditures US$
May 15, 2007 (received)	30,000	-
May 15, 2008 (obligation)	-	300,000
May 15, 2009	-	300,000
May 15, 2010	-	400,000
May 15, 2011	-	500,000
May 15, 2012	-	500,000
Total	30,000	2,000,000

l)

PPM, Humboldt County, Nevada

In September 2005 the Company staked mining claims known as the PPM Property located on the north end of the Battle Mountain-Eureka Trend.

On April 17, 2007 the Company signed an exploration agreement with option to form a joint venture with Piedmont Mining Company Inc. (“Piedmont”) whereby Piedmont may earn a joint venture interest in the PPM project.

Piedmont will earn a 55% joint venture interest in the property by paying the Company US$25,000 before May 17, 2007 (received) and by completing expenditures of US$1,750,000 for exploration activities over a period of five years. A minimum work expenditure of US$175,000 is required in the first year with expenditure minimums increasing in subsequent years. Once the initial earn-in phase of 55% has been reached, Piedmont and the Company will enter into a joint venture agreement for which Piedmont will be the operator.

Miranda Gold Corp.

Notes to the interim Consolidated Financial Statements

November 30, 2007 and 2006

6.

MINERAL PROPERTIES (continued)

l)

PPM, Humboldt County, Nevada (continued)

Option Due Dates	Cash consideration to be paid to the Company US$	Exploration Expenditures US$
May 17, 2007 (received)	25,000	-
April 17, 2008 (obligation)	-	175,000
April 17, 2009	-	200,000
April 17, 2010	-	300,000
April 17, 2011	-	425,000
April 17, 2012	-	650,000
Total	25,000	1,750,000

m)

Lookout Property, Tooele County, Utah

During the year ended August 31, 2006, the Company staked certain mining claims in Tooele County, Utah.

7.

SHARE CAPITAL

a)

Authorized:  An unlimited number of common shares without par value.

b)

Issued and Outstanding

	Number of Shares	Share Capital	Contributed Surplus
Outstanding, August 31, 2007	39,559,760	$18,589,310	$3,001,804
Private placement (1)	4,460,000	4,683,000
Finders’ fee	253,500	266,175	92,706
Exercise of warrants	552,500	635,375	-
Fair value vested stock options granted	-	-	858,922
Share issue costs	-	(418,353)	-
Outstanding, November 30, 2007	44,825,760	$23,755,507	$3,953,432

1)

On October 3, 2007 the Company completed a non-brokered private placement of 4,460,000 units at a price of $1.05 per unit, for gross proceeds of $4,683,000.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant is exercisable to purchase an additional common share at $1.50 per share until October 4, 2009.  An additional 253,500 units valued at $92,706 were issued as a finder’s fee pursuant to the private placement.  If at any time following February 5, 2008 the volume weighted average trading price of the Company’s common shares on the TSX Venture Exchange for 10 consecutive trading days is at least $2.10 per common share, the warrants will terminate at the close of business on the 30th trading day following the date on which the Company gives notice to the warrant holder of such fact and early termination.

Miranda Gold Corp.

Notes to the interim Consolidated Financial Statements

November 30, 2007 and 2006

7.

SHARE CAPITAL (continued)

c)

Stock Options Outstanding

As at November 30, 2007, stock options were outstanding for the purchase of common shares as follows:

Number of shares	Price per share	Exercisable	Expiry Date
55,000	$0.27	55,000	June 18, 2008
465,000	$0.53	465,000	February 9, 2009
973,750	$0.71	973,750	February 17, 2010
80,000	$1.18	80,000	October 18, 2010
125,000	$2.07	125,000	February 1, 2011
50,000	$1.70	50,000	May 31, 2011
1,900,000	$1.92	1,900,000	April 17, 2011
200,000	$1.64	150,000	August 8, 2011
1,820,000	$1.54	910,000	March 28, 2012
5,668,750		4,708,750

A summary of the changes in stock options for period ended November 30, 2007 is presented below:

	Shares	Weighted Average Exercise Price
Outstanding, August 31, 2007	5,718,750	$1.44
Cancelled	(50,000)	$1.54
Outstanding, November 30, 2007	5,668,750	$1.44

d)

Stock Based Compensation

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of not more than 7,307,052 options to acquire common shares to its directors, officers, employees and consultants.  Options granted vest as to 25% immediately and 25% each six months thereafter.  During the period ended November 30, 2007, the Company recorded $858,922 in stock based compensation for options vested during the period (2006 - $312,792).

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model.

e)

Share Purchase Warrants

As at November 30, 2007, share purchase warrants were outstanding for the purchase of common shares as follows:

Number of Shares	Price per Share	Expiry Date
11,250	$0.45	January 23, 2008
11,250	$0.50	January 23, 2009
4,713,500	$1.50	October 4, 2009
4,736,000

Miranda Gold Corp.

Notes to the interim Consolidated Financial Statements

November 30, 2007 and 2006

7.

SHARE CAPITAL (continued)

e)

Share Purchase Warrants (continued)

A summary of the changes in share purchase warrants for the period ended November 30, 2007 is presented below:

	Shares	Weighted Average Exercise Price
Outstanding, August 31, 2007	575,000	$1.12
Issued	4,713,500	$1.50
Exercised	(552,500)	$1.15
Outstanding, November 30, 2007	4,736,000	$1.50

8.

COMMITMENTS

As at November 30, 2007, the Company has no significant commitments with any parties other than disclosed in note 6.

9.

RELATED PARTY TRANSACTIONS

a)

During the three months ended November 30, 2007, the Company paid $7,500 (2006 - $15,000) to a company controlled by a common director for management of the Company’s affairs.

b)

During the three months ended November 30, 2007, the Company paid $1,131 (2006 - $9,411) to directors or companies controlled by common officers or directors for rent, telephone, secretarial, website, internet and office services.

c)

During the three months ended November 30, 2007, the Company paid $21,000 (2006 - $16,500) to a company controlled by a common officer pursuant to a contract for professional fees.

d)

During the three months ended November 30, 2007, the Company paid $4,961 (2006 - $nil) in director fees to independent directors.

e)

At November 30, 2007 an amount of $602 for expenses owed to officers are included in accounts payable and accrued liabilities (November 30, 2006 - $8,476) and US$3,000 is accrued for director fees owed to two independent directors at November 30, 2007.  These amounts were settled in ordinary course of business shortly after the quarter end.

f)

A director and officer of the Company holds a 10% interest in the properties described in Note 6(c) (d) and (e).

10.

SUBSEQUENT EVENTS

Subsequent to November 30, 2007 the Company issued 15,000 share purchase warrants pursuant to the mineral property option agreement described in note 6 (a).